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October 17, 2013

VIA EDGAR AND HAND DELIVERY

Ms. Mara L. Ransom

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cheniere Energy Partners LP Holdings, LLC

Registration Statement on Form S-1

Filed September 20, 2013

File No. 333-191298

Dear Ms. Ransom:

Set forth below are the responses of Cheniere Energy Partners LP Holdings, LLC, a Delaware limited liability company (“Holdings,” “we,” “us,” or “our”), a wholly owned subsidiary of Cheniere Energy, Inc., a Delaware corporation (“Cheniere”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 9, 2013, with respect to Holdings’ Registration Statement on Form S-1 (Commission File No. 333-191298) (the “Registration Statement”). Each response below has been prepared and is being provided by Holdings, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, we are publicly filing, through EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the Staff’s convenience, we have hand-delivered three copies of Amendment No. 1, together with three copies of Amendment No. 1 that are marked to show all revisions to the Registration Statement since the initial filing thereof on Form S-1.

For the Staff’s convenience, each of our responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1, unless indicated otherwise.

Prospectus Cover Page

1.

We note your responses to comments 10, 11 and 12 in our letter dated September 5, 2013. You disclose on page 135 that Cheniere has the ability to relinquish the director voting share at any time, which would extinguish your non-economic voting interest in GP Holdco and you will therefore cease to control GP Holdco. As you control GP

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Holdco solely at the pleasure of Cheniere, in each of the multiple instances you disclose you control GP Holdco or oversee the operations of Cheniere Partners, please also disclose said control or oversight may be relinquished at any time by Cheniere without cause.

Response:

We acknowledge the Staff’s comment and have revised the Registration Statement to disclose that Cheniere may relinquish the director voting share at its discretion. Please see pages 2, 4, 5, 23, 28, 85, 86, 109, 111, 112 and 136 of Amendment No. 1.

Summary Historical and Pro Forma Financial Data of Cheniere Holdings, page 24

2.	We note your responses to comments 14 and 15 in our letter dated September 5, 2013. As you concluded Cheniere’s substantive rights overcome the presumption that Cheniere Holdings has control over GP Holdco under U.S. GAAP and therefore Cheniere Partners, it does not appear the ownership of limited partnership interests in Cheniere Partners results in Cheniere Holdings succeeding to substantially all of the business of Cheniere Partners. Accordingly, please remove references to Cheniere Partners as your predecessor as we do not believe that designation is appropriate. We would not, however, object to the inclusion of selected historical financial data consistent with Item 301 of Regulation S-K of Cheniere Partners given its significance to you. Any such presentation should not refer to Cheniere Partners as your predecessor. Additionally, where you present the financial statements of Cheniere Partners, please ensure prominent disclosure is made regarding the anticipated differences in taxability between Cheniere Partners and you.

Response:

We acknowledge the Staff’s comment and have removed the references to Cheniere Partners as our predecessor in Amendment No. 1. In addition, we have provided additional disclosure to describe the anticipated differences in taxability between Cheniere Partners and Holdings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 85

Our Relationship with Cheniere Partners, page 85

Results of Operations, page 86

3.	We note your responses to comments 19 and 34 in our letter dated September 5, 2013. Please revise your discussion and analysis of the financial statements to clearly indicate, consistent with your response to comment 34, that you do not control GP Holdco under U.S. GAAP.

October 17, 2013

Response:

We acknowledge the Staff’s comment and revised the disclosure in Amendment No. 1 to state that we will not control GP Holdco under U.S. GAAP. Please see page 86 of Amendment No. 1.

Business

Cheniere Holdings, page 109

4.	Please revise to expand your schedule on page 110 illustrating the number of common units into which the Class B units held by you and Blackstone would convert into at December 31, 2013, 2014 and 2015, as well as any other dates you consider to be significant.

Response:

We acknowledge the Staff’s comment and have expanded the table on page 111 of Amendment No. 1 as requested. We have also indicated on page 111 of Amendment No. 1 that we have included the requested information for informational purposes only, as we do not believe that the Class B Units will be convertible into common units at any time during the years ending December 31, 2013, 2014 and 2015.

Notes to Pro Forma Financial Statements

Note 2 – Basis of Accounting, page F-7

5.	We note your response to comment 33 in our letter dated September 5, 2013, however we do not see your revisions on page F-6 quantifying the total consideration to Cheniere for the LP interests. Please advise or revise as previously requested.

Response:

As described on page F-6, Holdings (not Cheniere) will sell shares of itself for approximately $600 million, before fees (assuming no exercise of the underwriters’ option to purchase additional shares). The remaining proceeds (after paying fees and intercompany debt) will be distributed to Cheniere as a cash distribution, with no transfer or

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redemption of shares between Holdings or Cheniere (other than as may occur as a result of the underwriters’ exercise of their option to purchase additional shares).

Note 4 – Pro Forma Adjustments and Assumptions, page F-8

6.	Please refer to adjustment (C). Please revise to describe the nature of the fees to be paid out of the offering proceeds.

Response:

We acknowledge the Staff’s comment and revised adjustment (C) to describe the nature of the fees to be paid out of the offering proceeds. Please see page F-8 of Amendment No. 1.

7.	We note your response to comment 37 in our letter dated September 5, 2013. Please revise your description of the adjustment on page F-9 to indicate, if true, that the amount represents the annual fee that would have been incurred based on the terms of the Service Agreement. Further, as previously indicated, we will not object to disclosure of the amount of estimated incremental expenses that you will incur under the agreement.

Response:

We have revised adjustments (G) and (I) to remove the word “estimated” from the description. Please see page F-9 of Amendment No. 1. Additionally, we have determined that both the annual fee that would have been incurred based on the terms of the Service Agreement and the estimated incremental expenses are immaterial and would not require additional disclosure.

Cheniere Energy Partners, L.P. and Subsidiaries Consolidated Statement of Operations, page F-16

8.	We note your response to comment 39 in our letter dated September 5, 2013. Please explain in detail your U.S. GAAP basis for not including the net loss attributable to the Creole Trail Pipeline Business in your calculation of earnings (loss) per unit and revise your disclosure accordingly. Refer to ASC 805-50-45.

Response:

In accordance with ASC 805-50-45-2, Cheniere Partners has presented its results of operations as though the acquisition of the Creole Trail Pipeline Business had occurred at the beginning of the period. Results of operations for the periods presented include the activities of the Creole Trail Pipeline Business from the beginning of the period to the date the transfer was completed and those of the combined operations from that date to the end of the period. For calculating earnings (loss) per common unit Cheniere Partners followed the guidance for the Two-Class Method prescribed in ASC 260-10-45. Under the Two Class Method, earnings (loss) are to be allocated to the common stock and participating securities to the extent that each security

October 17, 2013

may share in the earnings (loss). The net loss attributable to the Creole Trail Pipeline Business prior to the acquisition date was not included in Cheniere Partners’ calculation of earnings per common unit because the common units did not participate in, and were not allocated any of the Creole Trail Pipeline Business’ pre-acquisition net losses. Therefore, Cheniere Partners has excluded pre-acquisition net losses of the Creole Trail Pipeline Business in calculating its earnings per common unit. In accordance with ASC 260-10-45, only the income (loss) attributable to partners was used to calculate earnings (loss) per common unit. In addition, the allocation of Cheniere Partners’ net losses for earnings per common unit calculation were consistent with the allocation of net losses in the Statement of Partners’ and Owners’ Equity and with Partners’ Equity in the Consolidated Balance Sheets.

Additional disclosure has been added in the Basis of Presentation Footnote that net income (loss) attributable to the Creole Trail Pipeline Business for periods prior to the acquisition was not allocated to the common units for purposes of calculating net income (loss) per common unit. Please see page F-21 of Amendment No. 1.

Cheniere Energy Partners, L.P. and Subsidiaries Consolidated Statement of Cash Flows, page F-19

9.	We note your response to comment 40 in our letter dated September 5, 2013 as well as your disclosure on page F-27 and F-28 regarding restricted cash. Please explain the nature of the restrictions on amounts classified as restricted cash held by Cheniere Partners in further detail. In your response, please tell us what degree of control you have over the use of the funds, whether the outflows and inflows of restricted cash within the financing activities section, and investing activities section, respectively, of your statements of cash flows are with third parties as opposed to amounts being deposited in escrow accounts, and describe in further detail the interaction between the collateral trustee and Sabine Pass Liquefaction.

Furthermore, please tell us why you believe the amounts you have presented as “investment in restricted cash and cash equivalents” in your statements of cash flows represent a financing cash outflow under ASC 230-10-45-15.

Response:

All of the cash and cash equivalents held by Sabine Pass LNG, L.P. (“SPLNG”), and Sabine Pass Liquefaction, LLC (“SPL”), both wholly owned subsidiaries of Cheniere Partners, are held in collateral accounts that are controlled by collateral trustees pursuant to each company’s respective financing documents. There are separate financing documents in place that govern how the funds in the collateral accounts can be accessed and for what purposes the funds can be expended.

With regard to SPLNG, the Security Deposit Agreement between SPLNG and the Bank of New York Mellon (“BoNY”) in its capacities as Collateral Trustee and Depository Agent governs the utilization of SPLNG’s cash. The Security Deposit Agreement requires all funds

October 17, 2013

received by SPLNG to be deposited into collateral accounts. On a monthly basis, SPLNG requests in writing, pursuant to the terms of the Security Deposit Agreement, that BoNY initiate transfers of funds required for operating expenses, debt services, etc. Distributions out of SPLNG to Cheniere Partners can only be made if specific conditions are met, including the full funding of a debt service reserve account and the satisfaction of an interest coverage test. As a result of the contractual restrictions imposed, Cheniere Partners has presented all of SPLNG’s cash and cash equivalents and restricted cash and cash equivalents as restricted cash and cash equivalents on its Consolidated Balance Sheet.

The Accounts Agreement between SPL, Societe Generale (as Common Security Trustee) and BBVA Compass (as Accounts Bank) governs the utilization of SPL’s cash. The Accounts Agreement requires that all funds received, either financing proceeds or operating cash flows, be deposited into a specific collateral account held at BBVA Compass. As with the SPLNG process, SPL makes monthly requests to the Accounts Bank, with a copy to the Common Security Trustee, for the disbursement of funds to cover construction costs and debt service. The Accounts Agreement prohibits any distributions from SPL to Cheniere Partners until certain conditions are met, including the commercial operation of at least two liquefaction trains, the full funding of a debt service reserve account and the satisfaction of an interest coverage test. Were an event of default to occur under the financing documents, the Common Security Trustee has the ability to gain control over the collateral accounts. As a result of the contractual restrictions imposed, Cheniere Partners has presented these funds held at SPL as restricted cash on its Consolidated Balance Sheet.

The cash held at Cheniere Creole Trail Pipeline, L.P. (“CTPL”), also a Cheniere Partners’ subsidiary, is bifurcated between a collateral account and an operating bank account. The funds in the collateral account are controlled by BoNY in its capacities as Collateral Agent and Depositary Bank and are restricted in use to the payment of interest on CTPL’s $400 million term loan. Under CTPL’s financing documents, the remaining cash held at CTPL in its operating account can only be used for the payment of capital expenditures required to make the pipeline bi-directional. This cash is held in a JPMorgan Chase bank account in the name of CTPL. The account is controlled by an Account Control Agreement whereby Morgan Stanley, in its capacity as the Administrative Agent of the term loan, can gain control over the bank account should an event of default occur. Pursuant to the CTPL financing documents, CTPL is prohibited from making any distributions to Cheniere Partners. As a result of the contractual restrictions imposed, Cheneire Partners has presented these funds held by CTPL as restricted cash on its Consolidated Balance Sheet.

The amounts presented as “investments in restricted cash and cash equivalents” in the financing section of the cash flow statement represent the funds that were restricted on the Consolidated Balance Sheet that were derived from borrowing under debt agreements that are legally restricted in their use. As detailed above, the funds from borrowings by Cheniere Partners’ subsidiaries are immediately deemed to be restricted, either as collateral for the repayment of the associated debt or to be used for payment of constructing assets. We believe the presentation of the

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outflows described as “investments in restricted cash and cash equivalents” in the financing section is in accordance with ASC 230. ASC 230-10-45-22 requires Cheniere Partners to make the determination of classification of restricted cash and cash equivalents based on the predominant source. Cheniere Partners also considered the remarks at the 2006 AICPA National Conference on Current SEC and PCAOB Developments, where the SEC staff stated that registrants must analyze the nature of the activity and the predominant source of the related cash flows. The predominant sources of cash inflows associated with “investments in restricted cash and cash equivalents” presented in the financing section is from borrowings, as indicated above.

Cheniere Energy Partners, L.P. and Subsidiaries Notes to Consolidated Financial Statements, page F-20

10.	We note your response to comment 41 in our letter dated September 5, 2013. Please disclose the substance of your response as required by ASC 280-10-50-20 and 280-10-50-21.

Response:

We acknowledge the Staff’s comment and have provided disclosure consistent with the substance of our response in our letter dated September 20, 2013. Please see page F-27 of Amendment No. 1.

Note 17 – Cash Distributions and Net Income (Loss) per Common Unit, page F-58

11.	We note your response to comment 44 in our letter dated September 5, 2013 and your statement that there are differing views as to what amortization model should be applied in these instances. Please describe these other models and tell us the qualitative and quantitative factors you considered in concluding the method you utilized was most reflective of the underlying economics of the BCF and why it was preferable to the other methods under U.S. GAAP. Illustrative examples of the quantitative differences will assist our understanding.

Response:

GAAP requires the use of the “effective interest method” to amortize the BCF. As noted in our response letter dated September 20, 2013, Cheniere Partners was unable to mathematically apply the “effective interest method” due to the intrinsic value of the BCF associated with the Class B Units exceeding the proceeds allocated. GAAP does not provide for an alternative method when the “effective interest method” cannot mathematically be applied. As such, Cheniere Partners reviewed various interpretations and nonauthoritative accounting guidance and literature including, but not limited to, publications issued by the big four accounting firms. The guidance and literature reflects the fact that there are differing views (i.e., straight-line and penny-method) as to alternative methods when the “effective interest method” could not be calculated due to a zero beginning balance. However, the “penny method” was a method that was consistent among the various

October 17, 2013

interpretations, nonauthoritative accounting guidance and literature reviewed. Cheniere Partners selected the penny method as a result of the general consensus among the various literature reviewed, it reflects the use of the “effective interest method” (as opposed to a straight line approach) and the SEC has not objected to its use in previously issued comment letters. Cheniere Partners rejected other alternatives (i.e., straight-line) as they did not follow the tenets of the effective yield method required by GAAP.

12.	Please revise to disclose the method with which you are amortizing the BCF, the effective interest rate, and disclose a 5 year amortization table illustrating the anticipated impact to the capital accounts of common, subordinated and Class B unitholders to allow a reader to understand the timing and significance on earnings per unit. Further, to clarify the period over which the BCF will be amortized, please disclose the date used for conversion.

Response:

We acknowledge the Staff’s comment and have revised the disclosure to disclose the method with which BCF is amortized, the effective interest rate, and a 5 year amortization table illustrating the anticipated impact as suggested. The date used for conversion has also been disclosed. Please see page F-59 of Amendment No. 1.

Holdings acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Holdings from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

Holdings may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ George J. Vlahakos

George J. Vlahakos

cc:	Greg Rayford, Cheniere Energy, Inc.
G. Michael O’Leary, Andrews Kurth LLP